

December 12, 2014

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Response Letter Dated November 21, 2014**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 15 - Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proven Reserves, page 83

1. Your response to prior comment one identifies various differences in the assumptions underlying your calculation of SEC reserves and those underlying your future development activities To clarify the impact that these differences have had on activity related to your PUD volumes over time, please address the following:
    .

- Tell us the reasons that of the PUD reserves " transferred in" in 2012, 57% were "transferred out" in 2013 when the SEC required historic-based price per MMBtu increased from approximately $2.76 to $3.76. Also explain why 76% of quantities "transferred in" in 2010, and 84% of quantities "transferred in" in 2011, were "transferred out" in the subsequent year or years.

  Your response should address the assumptions and criteria utilized in reaching your final investment decision to develop such locations as well as the facts and circumstances that subsequently altered your development plans. To the extent pricing was the reason for your decision to not develop these PUD locations and volumes, please indicate the SEC price utilized at each booking date and at the time the related volumes were subsequently removed.

  For each of the reasons other than price that led you to remove locations and volumes designated as PUDs, indicate the reason and quantify the related PUD volumes removed and the year this occurred.

- For each of the four years 2010 through 2013, provide a detailed explanation of how the projected development costs and drilling schedules for the first year utilized in compiling your estimates of the PUD reserves compared to the approved capital expenditure budget, operating plan and actual drilling schedules for the following year.

  For example, explain how the projected development costs and development schedule for 2014 in the PUD reserve estimate as of December 31, 2013, compared to the approved capital expenditure budget, operating plan and actual drilling schedule for 2014.

- With respect to 2011 activity in Schedule 2, please describe the criteria and assumptions for each of the referenced categories and explain why the reserves that were transferred out had economic prospects that were significantly better than those drilled, retained, and transferred in.

2. With regard to Schedule 1 and Schedule 2, submitted along with your prior response letter, please address the following points.

- Clarify the extent to which " transferred out" quantities relate to volumes removed due to uneconomic pricing and modify your reconciliations to also identify volumes removed for other reasons, such as sales;

- Clarify the extent to which "transferred in" quantities relate to volumes for locations that were not deemed to be reserves in the prior year due to uneconomic pricing and modify your reconciliations to also identify volumes added for other reasons, such as purchases;

- Modify your analysis of internal rates of return to also identify the metrics associated with any material adjustments within transfers in and transfers out, related to matters other than the pricing economics.

3. The guidance in Rule 4-10(a)(31)(ii) of Regulation S-X requires that prior to booking proved undeveloped reserves, you must have adopted a development plan indicating the locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time. Please address the following points, which are based on observations relative to this guidance.

    - Tell us your reasons for including PUD reserves older than five years in your reserve calculations for each year for which this is the case. For example, explain why you included PUD volumes from 2003, 2004, and 2005 in your December 31, 2010 reserve estimate.

    - As locations for which reserves have been claimed for the four years preceding the most recent estimate would generally need to be scheduled for drilling in the near term to be properly claimed as reserves, explain the reasons you converted only 60% of such reserves in 2013, 8% in 2012, and 12% of in both 2011 and 2010.

    You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3762 with any other questions.

    Sincerely,

    /s/ Brad Skinner for

    H. Roger Schwall
    Assistant Director